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FILED PURSUANT TO 424(b)(3)
REGISTRATION #333-86234

SUPPLEMENT NO. 1, DATED DECEMBER 31, 2003
TO THE PROSPECTUS DATED DECEMBER 11, 2003
OF DIVIDEND CAPITAL TRUST INC.

        We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement provides information that is an addition to the sections entitled "Investment Objectives and Criteria—Borrowings" and "Real Estate Investments—Properties."

Borrowing Policies and Related Indebtedness

Fixed Rate, Non-Recourse Mortgage Loan

        On December 15th, 2003, the Company obtained $40.5 million of fixed-rate, non-recourse mortgage from New York Life Insurance Company. The loan will bear interest at a rate of 5.0% per annum and mature on March 10, 2011. The fixed monthly loan payments are based upon a thirty year amortization with a balloon payment due at maturity. The mortgage, which contains substitution and partial release rights, has a three year prepayment lockout provision with prepayment thereafter subject to yield maintenance provisions. The mortgage is collateralized by the six properties acquired from IDI and related entities as further described below.

Properties

        The following table provides information regarding the properties we have acquired since the prospectus dated December 11, 2003. We purchased each of these properties from an unaffiliated third party. These properties will be subject to competition from similar properties within their respective market areas and their economic performance could be affected by changes in local economic conditions. In evaluating these properties for acquisition, we considered a variety of factors including location, demographics, price per square foot, credit of the tenants and the overall rental rate compared to market rates. Following the table is a discussion of each property which includes the terms of the current in-place leases. However, the amount we may recognize as revenue may differ from the lease terms due to the effects of straight lining rents in accordance with Statement of Financial Accounting Supplement ("SFAS") No. 13, "Accounting for Leases."

        The total acquisition costs for the following properties may increase by additional costs which have not yet been finally determined. We do not expect any additional costs to be material. Furthermore, we have obtained what we believe is commercially reasonable insurance with regards to the following properties, including property and casualty insurance.

Property	Year Completed	Date Acquired	Approximate Acquisition Costs, Including Expenses	Gross Leasable Area	Occupancy		Major Tenants(1)
Park West	2003	12/15/03	$25,200,000	470,957	100%		Sola Internatinal Sandvik Screen Print Mamor Smartmail
Pinnacle	2001	12/15/03	$29,200,000	730,000	89	%(2)	International Truck and Engine Atrium Associated Sales and Bag
DFW	1999	12/15/03	$11,400,000	252,776	80	%(2)	YKK Actic Rockwell Medical Technologies
Plainfield	2000	12/22/03	$15,100,000	442,129	68	%(2)	Puritan Bennett, a subsidiary of Tyco Pitney Bowes Government Solutions

Total/Weighted Ave.			$80,900,000	1,895,862	86%

(1)
Major tenants include tenants that occupy 10% or more of the gross leasable area.

(2)
The remaining space within these properties is currently leased to the seller under a master lease agreement. The terms of the master lease agreement call for the seller to make regular monthly rental payments at market rates for the vacant space until the earlier of the termination of the master lease agreement or commencement of rental payments from a new tenant.

Park West

        On December 15, 2003, the Company acquired three distribution facilities totaling 470,957 rentable square feet referred to as Park West, located in Hebron, Kentucky, a submarket of Cincinnati. The Company purchased the building from Industrial Development International Inc. ("IDI"), a leading national developer of industrial properties. The total cost of Park West (including an acquisition fee of approximately $727,500 payable to our Advisor) was approximately $25.2 million.

        Park West is currently 100% leased to various tenants in various industries. The current annual rental rate per square foot under the current leases range from $3.45 to $4.90.

Pinnacle

        On December 15, 2003, the Company acquired the Pinnacle Distribution Facilities ("Pinnacle"), comprised of two buildings totaling approximately 730,000 square feet located in Dallas, Texas. The Company purchased the buildings from Pinnacle Industrial Center Limited Partnership, an affiliate of IDI. The total cost of Pinnacle (including an acquisition fee of approximately $849,000 payable to our Advisor) was approximately $29.2 million.

        The facilities are currently 89% leased to various tenants with the remaining vacant space leased to the seller under a master lease agreement with annual rental rates ranging from $3.10 to $3.45 per square foot.

DFW

        On December 15, 2003, the Company acquired the DFW Distribution Facility ("DFW"), a 253,000 square foot distribution facility located in Dallas, Texas. The Company purchased the building from DFW Trade Center III Limited Partnership, an affiliate of IDI. The total cost of DFW (including an acquisition fee of approximately $330,000 payable to our Advisor) was approximately $11.4 million.

        The facility is 80% leased to various tenants with the vacant space leased to the seller under a master lease agreement. Annual rental payments under these leases range from $3.55 to $4.05 per square foot.

Plainfield

        On December 22, 2003, the Company purchased a 442,129 square foot distribution facility located in Plainfield, Indiana, a submarket Indianapolis ("Plainfield"). The Company purchased the building from Plainfield I Industrial Center, LLC, an affiliate of Pizzuti Development Company, a developer of industrial properties. The total cost of Plainfield (including an acquisition fee of approximately $435,600 payable to our Advisor) was approximately $15.1 million.

        The facility is 68% leased to two tenants, Puritan Bennett, a subsidiary of Tyco, and Pitney Bowes Government Solutions. Puritan Bennett is in the medical manufacturing industry while Pitney Bowes Government Solutions is in the fulfillment and records management industries. The current annual rental rates for the Puritan Bennett and the Pitney Bowes Government Solutions leases are $3.31 and $3.37, respectively.

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SUPPLEMENT NO. 1, DATED DECEMBER 31, 2003 TO THE PROSPECTUS DATED DECEMBER 11, 2003 OF DIVIDEND CAPITAL TRUST INC.